Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

August 23, 2005

RE:  Concorde Career Colleges, Inc. Form 10-K for the fiscal year ended December 31, 2004
Filed March 15, 2005
Form 10-Q for the quarter ended March 31, 2005
File No. 000-16992

Dear Mr. Spirgel,

This letter is in reference to your inquiry dated May 16, 2005 concerning Concorde Career Colleges, Inc. (the “Company”) and regards question number four in that inquiry regarding receivables. We have had three separate conference calls with the Staff to clarify questions for both the Company and the Staff. The Staff has been extremely helpful in clarifying the SEC’s position regarding classification of receivables.

Company Description
Concorde is a small cap company with a market capitalization of approximately $88,470,000 based upon outstanding common shares of 5,997,942 at June 30th and a recent stock price of $14.75. Concorde provides career vocational training programs in the allied health field at twelve locations.

Issue
We have historically established an account receivable and corresponding deferred revenue liability for each student upon commencement of a program of study. We believed our accounting methodology in classifying accounts receivables met the requirements of Statement of Financial Accounting Concepts 6. Our method of recording accounts receivable has never been questioned in prior reviews of our quarterly and annual reports by the Securities and Exchange Commission nor was it questioned by outside accounting firms. However, in light of the concerns raised by the Staff in its review, we have committed to change our method of recording accounts receivable on a prospective basis.. We believe that revisions to our previously-filed financial statements are not necessary in the current circumstance.

Reasons why we request a prospective change
The costs associated with implementing and documenting the reclassification of receivables would be high if we restate prior years. As a small cap company we have a limited number of staff. It would require a lot of time and resources to restate prior years. There would be limited benefit to shareholders if we restated prior periods. A restatement of our previously filed financial statements to implement this accounting change would have no effect on earnings, and would only impact the balance sheet by reducing the account receivable balance and deferred revenue liability. A restatement of our previously filed financial statements would not, in our view, provide significant new information to a reasonable investor. In light of these considerations, we believe that the burden on the Company of a required restatement of its previously filed financial statements would far outweigh any hypothetical benefit to the Company’s stockholders and the public.

Description of change
We will record receivables as follows for future periods:
When a student commences his or her program of study no journal entry would be recorded in the financial statements. At the completion of each financial period an entry would be recorded to reflect the appropriate amount of revenue earned and the corresponding receivable due for that financial period. Payments will be recorded as received and applied to the student account reducing the receivable. Payments received for the student account in excess of the receivable due will be reflected as a liability due to the student.

For example, a student enrolled in a $20,000 program that is 10 months in length would have the following transactions recorded:
1.	At commencement of the program - no entry
2.	Upon completion of the first month - Debit to Accounts Receivable for $2,000 and Credit to revenue for $2,000.
3.	Upon receipt of cash of $5,000 at the end of the first month - Debit to Cash for $5,000, Credit to Accounts receivable for $2,000 and Credit to Prepaid Tuition (a liability account) for $3,000.
4.
At the completion of the program no balance would remain in Prepaid Tuition for the student. An Accounts Receivable balance would remain to the extent the student had not completed payment for the program.

We formally request that we be allowed to reclassify our accounts receivable, as described herein, on a prospective basis beginning with the quarter ending September 30, 2005. The reclassification will reduce the account receivable balance and reclassify accounts receivable to reflect the amount of tuition earned in excess of cash received for each student. We will also reclassify deferred revenue liability and reflect the balance as cash received in excess of tuition earned or prepaid tuition. We will reclassify the prior period numbers in future reports for comparative purposes.

If you have any questions you can contact me at (913) 831-9977
Best regards,

/s/ Paul R. Gardner

Paul R. Gardner
Chief Financial Officer
Concorde Career Colleges, Inc.
5800 Foxridge Drive, Suite 500
Mission, Kansas 66202

cc Jack L. Brozman, Chief Executive Officer, Concorde Career Colleges, Inc.
Theodore J. Hempy, BKD LLP
Thomas J. Lynn, Bryan Cave LLP